Exhibit 99.1

March 30, 2019

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited.

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Intimation

We write further to our letters dated April 25, 2018 and May 7, 2018 informing about the scheme of amalgamation (“Scheme of Amalgamation”) for the merger of wholly owned subsidiaries, Wipro Technologies Austria GmbH, Wipro Information Technology Austria GmbH, New Logic Technologies SARL and Appirio India Cloud Solutions Private Limited (“Transferor Companies”) with Wipro Limited (“Transferee Company”), pursuant to sections 230 to 232 read with section 234 and other relevant provisions of the Companies Act, 2013.

Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we inform you that the Hon’ble National Company Law Tribunal (NCLT), Bengaluru bench vide its order dated March 29, 2019, has approved the Scheme of Amalgamation as aforesaid.

Copy of the NCLT Order is attached herewith for your reference.

Thanking you,

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: As above.

Wipro Limited	T	: +91 (80) 2844 0011
Doddakannelli	F	: +91 (80) 2844 0054
Sarjapur Road	E	: info@wipro.com
Bengaluru 560 035	W	: wipro.com
India	C	: L32102KA1945PLC020800

CP(CAA)NO.61/BB/2018

IN THE NATIONAL COMPANY LAW TRIBUNAL

BENGALURU BENCH

CP(CAA)NO.61/BB/2018

Under Section 230 to 232 of Companies Act, 2013

IN THE MATTER

OF

SCHEME OF AMALGAMATION OF

WIPRO TECHNOLOGIES AUSTRIA GMBH

AND

WIPRO INFORMATION TECHNOLOGY AUSTRIA GMBH

AND

NEWLOGIC TECHNOLOGIES SARL

AND

APPIRIO INDIA CLOUD SOLUTIONS PRIVATE LIMITED

WITH

WIPRO LIMITED

Order delivered on: 29th March, 2019

Coram: Hon’ble Shri Rajeshwara Rao Vittalana, Member (Judicial)

Hon’ble Shri Ashok Kumar Mishra, Member (Technical)

For the Petitioner (s):	Shri Pramod S.M. & Shri Biswajit Ghosh Practising Company Secretaries, BMP & Co LLP Shri A Murali, Learned Counsel for Petitioner

WIPRO TECHNOLOGIES AUSTRIA GMBH
Reichsstrasse 126, 1st Floor,
6800 Feldkirch, Austria	......Transferor Company No.1

WIPRO INFORMATION TECHNOLOGY AUSTRIA GMBH
Reichsstrasse 126, 1st Floor,
6800 Feldkrich, Austria	.......Transferor Company No.2

NEWLOGIC TECHNOLGIES SARL
Tour Prisma, 4-6 Avenue d’Alsace
92400 Courbevoie Paris la Défence	.......Transferor Company No.3

APPIRIO INDIA CLOUD SOLUTIONS PRIVATE LIMITED
SJP-1-A, Block, Doddakannelli,
Sarjapur Road, Bangalore-560035	.......Applicant Company No. 1/Transferor Company No.4

WIPRO LIMITED
Doddakannelli, Sarjapur Road
Bangalore-560035	.......Applicant Company No. 2/Transferee Company

CP(CAA)NO.61/BB/2018

Per: Hon’ble Shri Ashok Kumar Mishra, Member (Technical)

Heard on: 26.10.2018, 11.12.2018, 18.01.2019, 04.02.2019, 06.3.2019 and 11.03.2019

ORDER

1.

This Application is filed on behalf of the Applicant Companies under Section 230 to 232 of Companies Act, 2013 read with Section 234 of the Companies Act, 2013 and Rule 3 Companies (Compromises, Arrangements and Amalgamations) Rules, 2016, praying to:

a)

That the Scheme of Amalgamation for merger of Wipro Technologies Austria GmbH and Wipro Information Technology Austria GmbH and New Logic Technologies SARL and Appirio India Cloud Solutions Private Limited with Wipro Limited be sanctioned to be binding on the Transferor Company No.1,Transferor Company No.2, Transferor Company No.3 and the Petitioner Companies and its shareholders and creditors.

b)

That with effect from the appointed date as per the Scheme of Amalgamation or from such date as may be deemed proper, the entire business including all movables and immovable and other assets of whatsoever nature and all licenses, rights, privileges, claims, etc., of the Transferor Companies, be transferred without any further act or deed in favour of Petitioner Company No.2/Transferee Company and the same be, pursuant to Section 232 of Companies Act, 2013 vested in the Petitioner Company No.2/Transferee Company.

c)

That with effect from the appointed date as per the Scheme of Amalgamation, all the debts, liabilities, duties and obligations of the Transferor Companies will also be transferred to and deemed to be transferred without any further ac or deed to the Petitioner Company No.2/Transferee Company and accordingly, the same shall, pursuant to Section 232 of the Companies Act, 2013 be transferred to and become the liabilities and duties of the Petitioner Company No.2/Transferee Company.

d)

That with effect from the Appointed Date as per the Scheme of Amalgamation, all the employees of the Transferor Companies will become the employees of the Petitioner Company No.2/Transferee Company without any break or interruption in service.

e)

That all the proceedings by or against the Transferor Companies pending on the Appointed Date and relating to the property, rights, powers, liabilities, obligations and duties shall be continued and enforced by or against the Petitioner Company No.2/Transferee Company.

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f)	The Applicant Company No.1 be dissolved without being wound up.

2.	The averments made in the Company Application are briefly described hereunder:-

i.

This Application is filed on behalf of the applicant companies stating that the Applicant Company No.1/Transferor Company No.4 was incorporated on 5th April, 2013 under the name and style of Appirio India Cloud Solutions Private Limited with Registrar of Companies, Rajasthan. Subsequently on 12th April, 2018 the Applicant Company No.l shifted the registered office from the State of Rajasthan to the State of Karnataka having CIN No.U72200KA2013FTC112246. The Registered office of the Applicant Company No.1/Transferor Company No.4 is situated at SJP-1, A Block, Doddakannelli, Sarjapur Road, Bangalore-560035.

ii.

The main objects of the Applicant Company No.1/Transferor Company No.4 is inter alia to carry on business of developing, improving, designing, repairing, testing, debugging and maintaining of cloud applications in the information technology sector, in India and elsewhere, in order to assist ·customers with adoption and integrating as part of their business, cloud based applications and platforms, etc.

iii.

The latest authorised share capital of the Applicant Company No.1/Transferor company No.4 as on 25th April 2018 is Rs.90,00,000/- divided into 9,00,000 Equity Shares of Rs.l0/- each. The issued, subscribed and paid-up capital of the Applicant Company No.1/Transferor Company No.4 is Rs.80,00,000/- divided into 8,00,000 Equity Shares of Rs.10/- each.

iv.

It is further stated that Applicant Company No.2/Transferee Company was incorporated on 29thDecember, 1945 under the name and style of Western India Vegetable Products Limited with Registrar of Companies, Bombay. Subsequently on 7thJune, 1977 the name was subsequently changed to Wipro Products Limited. Again on 28th April, 1984 the name was changed to Wipro Limited. Again on 10th July, 1996 the registered office of the Applicant Company No.2 was shifted to the State of Karnataka. The Registered office of the Applicant Company No.2/Transferee Company is situated at Doddakannelli, Sarjapur Road, Bangalore-560035.

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v.

The main objects of the Applicant Company No.2/Transferee Company is inter alia to undertake and carry on the business of providing all kinds of information technology based and enabled services in India and internationally, electronic remote processing services, eServices, including all types of Internet-based/Web enabled services, transaction processing, fulfilment services, business support services including but not limited to providing financial and related services of all kinds and description including billing services, processing services, database services, data entry business-marketing services, business information and management services, training and consultancy services to businesses, organizations, concerns, firms, corporations, trusts, local bodies, states, governments and other entities; to establish and operate service processing centres for providing services for back office and processing requirements, marketing, sales, credit collection services for companies engaged in business of remote processing and IT enabled services from place of business in India or elsewhere, contacting or communicating to and on behalf of overseas customers by voice, data image, letters using dedicated international private lines; and to handle business process management, remote help desk management; remote management; remote customer interaction, customer relationship management and customer servicing through call centres, email based activities and letter/fax based communication, knowledge storage and management, data management, warehousing, search, integration and analysis for financial and non-financial data, etc.

vi.

The latest authorised share capital of the Applicant Company No.2/Transferee company as on 25th April 2018 is Rs.11,26,50,00,000/- divided into 5,50,00,00,000 Equity Shares of Rs.2/- each, 2,50,00,000 Preference Shares of Rs.10/- each and 1,50,000 of 10% Optionally Convertible Cumulative Preference Shares of Rs.100 each. The issued, subscribed and paid-up capital of the Applicant Company No.2/Transferee Company is Rs.9,04,78,90,942/- divided into 4,52,39,45,471 Equity Shares of Rs.2/- each fully paid up.

vii.

It is further stated that Wipro Technologies Austria GmbH (Transferor Company No.1) is incorporated in Feldkirch, Austria and is registered in the Companies’ Register under number FN 158560 b. The Registered office of Transferor Company No.1 is situated at Reichsstrasse 126, 1st Floor, 6800Feldkirch, Austria. The paid-up share capital of Transferor Company No.1 as at 25th April 2018 is Euros l,07,10,832/-(one Crore Seven Lakh Ten Thousand Eight Hundred And Thirty Two Euros only).

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3.

It is further stated that Wipro Information Technology Austria GmbH (Transferor Company No.2) is incorporated in Feldkirch, Austria and is registered in the Companies’ Register under number FN 269351 f. The Registered office of Transferor Company No.2 is situated at Reichsstrasse 126, 1st Floor, 6800Feldkirch, Austria. The paid-up share capital of Transferor Company No.2 is Euro 35,000/- (Thirty Five Thousand Euros only).

4.

It is further stated that NewLogic Technologies SARL (Transferor Company No.3) is a registered as French Limited Liability Company with Nanterre Trade and Companies register under n° 428 207 906. The Registered office of Transferor Company No.3 is situated at Tour Prisma, 4-6 Avenue d’ Alsace 92400 Courbevoie-Paris la Défense. The paid-up share capital of Transferor Company No.3 is Euro 6,17,132.80/-.

5.

It is further stated that, the Board of Directors of all the Applicant Companies have approved and adopted a Scheme of Amalgamation at their respective meetings held on 25th April, 2018 by virtue of which Wipro Technolgies Austria GmbH (Transferor Company No.1), Wipro Information Technology Austria GmbH (Transferor Compliance No.2), NewLogic Technologies SARL (Transferor Company No.3) and Appirio India Cloud Solutions Private Limited (Applicant Company No.1/Transferor Company No.4) is proposed to be merged with Wipro Limited (Applicant Company No.2/Transferee Company) subject to confirmation.

6.

The PCS and the Learned counsel for the Petitioner has submitted that the Transferor Companies are wholly owned subsidiaries of the Transferee Company and entire share capital of all Transferor Companies is held by the Transferee Company and upon the scheme becoming effective, no shares of Transferee Company shall be allotted in lieu or exchange of the shares of the Transferor Companies.

7.

The Petitioner Companies had jointly filed Company Application No. (CAA) 30/BB/2018 before the Tribunal seeking for the direction to dispense with the meeting of Equity Shareholders and Unsecured Creditors of the Transferor Company No.4 and to convene the meeting of Equity Shareholders and Unsecured Creditors of the Transferee Company. This Tribunal vide separate orders dated 10.08.2018, allowed the Companies’ Application and directed the Transferee Company to hold the meetings of its Equity Shareholders and Unsecured Creditors and dispensed with the meeting of Equity Shareholders and Unsecured Creditors of Transferor Company No.4 based on the consent affidavits produced.

CP(CAA)NO.61/BB/2018

8.

This Tribunal vide its orders dated 26[t]h October 2018 directed the Petitioner Companies to issue Notice to all relevant statutory authorities including RD, ROC, OL, concerned Income Tax Department and to other regulatory authorities and also permitted to issue paper publication.

9.

In pursuant to the same the authorised signatories for the Petitioner Companies have filed an affidavit dated 10.12.2018 for having taken paper publication as directed and have also furnished the copy of the paper publications for having taken Advertisement in ‘Business Standard’, an English daily Newspaper and ‘Vijaya Karnataka’ a Kannada daily Newspaper and have also filed proof of service of notice on Reserve Bank of India (“RBI”), BSE Limited, National Stock Exchange, Competition Commission of India, Securities Exchange Board of India (“”SEBI”) Regional Director, Ministry of Corporate Affairs, Hyderabad, Registrar of Companies, Bengaluru, Karnataka and OL and to concerned Income Tax Officer.

10.	The Official Liquidator attached to the High Court of Karnataka has filed report OLR No.127/2018 dated 07th December, 2018 making the following requests:

a)

That the Official Liquidator may be permitted to appoint a Chartered Accountant from the panel approved by the Hon’ble High Court of Karnataka for scrutiny of the books of account and records of Transferor Company and to submit reports on the affairs of the Company.

b)

That the Petitioner Company may be directed to pay the professional fees of the Chartered Accountant as may be mutually agreed and that in case the Chartered Accountant charges exorbitant fee which is not acceptable to the Transferor Company, the Official Liquidator shall appoint other Chartered Accountant by cancelling the appointment of the Chartered Accountant.

11.	The Registrar of Companies, Karnataka has filed the observations through Letter bearing No. ROCB/LEGAL/CP(CAA)/61/BB/2018 dated 06.12.2018 making the following observations:

a.

As per Section 232(6) of the Companies Act, 2013, the Scheme shall clearly indicate an appointed date from which it shall be effective and the Scheme shall be deemed to be effective from such date and not at a date subsequent to the appointed date. Though in the Scheme appointed date is mentioned as 01/04/2018, no effective date is mentioned.

CP(CAA)NO.61/BB/2018

b.

Clubbing of authorised capital of the transferor company No.4 with the Transferee Company is mentioned in the Scheme at Clause No.11, and stated that the Transferee Company is required to pay any fee/stamp duty for its increased authorised capital. In this regard, Transferee Company shall comply with the section 232(3) (i) of the Companies Act, 2013 and Transferee Company has to pay the differential fee if any after setting off the fee already paid by the Transferor Company on its authorised capital.

c.

As per Section 234(2) of the Act 2013, and Rule 25A of the Companies (Compromises, Arrangements, and Amalgamations) Rules, 2016 prior approval of the Reserve Bank of India is necessary in this case, before approval of the Scheme.

Further, sub Rule(3) of Rule 25A stating that “the concerned company shall file an application before the Tribunal as per provisions of Section 230-232 of the Companies Act and these rules after obtaining approvals specified in sub-rule(1) and sub-rule(2) of Rule 25A.

In this regard, as directed by the Hon’ble NCLT notice in Reference No. NCLTB/CS(CAA)/No.30/BB/2018 dated 04.06.2018, the Registrar of Companies has submitted comments vide report dated 28.06.2018.

In view of the above, it is to submit that the Transferee Company is required to obtain the prior approval of the Reserve Bank of India before filing the petition for sanction of the Scheme.

d.

The Transferor Company No.4 and the Transferee Company have related party transactions as per the Balance Sheet as at 31.03.2018. The Petitioner Company has submitted a compliance Affidavit dated 29.11.2018 stating that the Company has complied with the provision of Section 188 of the Companies Act, 2018.

e.

As per Balance Sheet at 31.03.2017 and 31.03.2018, the Transferee Company has to spend Rs.1,863 million and Rs.1,866 million respectively under CSR as per Section 135 of the Companies Act, 2013. As per the Director’s Report for the years the company has complied with Section 135 of the Companies Act 2013. Further the Petitioner company has submitted a compliance Affidavit dated 29.11.2018 stating that the company has complied with the provision of Section 135 of the Companies Act, 2018.

CP(CAA)NO.61/BB/2018

f.	There are no prosecutions, complaints, pending in this office on the transferee company and the Transferor Company No.4

12.	The Regional Director, Ministry of Corporate Affairs, South-East Region, Hyderabad represented by Registrar of Companies has filed Affidavit dated 07[t]h January, 2019 making some observations:

(i)

As per the Section 232(6) of the Companies Act, 2013, the scheme shall clearly indicate an appointed date from which it shall be effective and the Scheme shall be deemed to be effective from such date and not at a date subsequent to the appointed date. Though in the Scheme appointed date is mentioned as 01/04/2018, no effective date is mentioned.

(ii)

Clubbing of authorised capital of the transferor company No.4 with the Transferee Company is mentioned in the Scheme at Clause No.11, and stated that the Transferee Company is required to pay any fee/stamp duty for its increased authorised capital. In this regard, Transferee Company shall comply with the section 232(3) (i) of the Companies Act, 2013 and Transferee Company has to pay the differential fee if any after setting off the fee already paid by the Transferor Company on its authorised capital.

(iii)

As per Section 234(2) of the Act 2013, and Rule 25A of the Companies (Compromises, Arrangements, and Amalgamations) Rules, 2016 prior approval of the Reserve Bank of India is necessary in this case, before approval of the Scheme.

Further, sub Rule(3) of Rule 25A stating that “the concerned company shall file an application before the Tribunal as per provisions of Section 230-232 of the Companies Act and these rules after obtaining approvals specified in sub-rule(1) and sub-rule(2) of Rule 25A.

In this regard, as directed by the Hon’ble NCLT notice in Reference No. NCLTB/CS(CAA)/No.30/BB/2018 dated 04.06.2018, the Registrar of Companies has submitted comments vide report dated 28.06.2018.

In view of the above, it is to submit that the Transferee Company is required to obtain the prior approval of the Reserve Bank of India before filing the petition for sanction of the Scheme.

CP(CAA)NO.61/BB/2018

13.	The Authorised Representative of the Transferee Company has filed an Affidavit with Undertaking dated 17.01.2019 in response to the observations of the Regional Director as follows:

i.

In compliance with Section 230-232 of Companies Act, 2013 and pursuant to Clause 1.7 of Part A of the Scheme of Amalgamation of Wipro Technologies Austria GmbH, Wipro Information Technology Austria GmbH, NewLogic Technologies SARL, and Appirio India Cloud Solutions Private Limited (Transferor Companies) with Wipro Limited (Transferee Company), the effective date shall be the last of the dates on which all applicable steps as referred to in Clause 18 of the Scheme are completed, including filing of the copy of the order of the Tribunal sanctioning the Scheme, with the Registrar of Companies. The Scheme shall take effect from Appointed Date (i.e., April 1, 2018) and shall be operative from the effective date.

ii.

As per Clause 11 of Part C of the scheme, the authorised share capital of Appirio India Cloud Solutions Private Limited (Transferor Company No.4) shall stand combined with and be deemed to be added to the authorised share capital of Wipro Limited (Transferee Company). The Transferee Company undertakes and confirms that it will pay the additional fees and other expenses for the increase in authorised share capital as aforesaid upon the Scheme being approved by the Tribunal.

iii.	The Transferee Company has received “No Objection” from the Reserve Bank of India for the Scheme vide letter bearing no.FE.CO.PCD/2860/19.33.001(87)/2017-18 dated 14 November 2018 .

14.

The Reserve Bank of India through its Assistant General Manager returning the copy of the application and documents, has filed a reply bearing No.FE.CO.PCD/2966/15.05.008/2018-19 dated 20th November 2018 as follows:

“We submit that it is the duty of the companies undergoing compromise/ arrangement/ amalgamation to comply with the requirements of various laws including the rules, regulations and guidelines prescribed by RBI, viz., the companies may have to comply with Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder. It is also submitted that as a regulator it will not be ethical on part of the RBI to vet individual cases, as it will preclude it from taking action on contraventions, if any, committed by such companies.”

CP(CAA)NO.61/BB/2018

15.	The Official Liquidator attached to the High Court of Karnataka has filed report OLR No. 10/2019 dated 14thJanuary, 2019 making the following submissions:

a.

That the Petitioner, M/s Appirio India Cloud Solutions Private Limited, Transferor Company No.4 (herein after referred to for the sake of brevity as “the Transferor Company No.4) has filed a petition u/s 230 to 232 of the Companies Act, 2013 before this Hon’ble Tribunal seeking thereby the orders for sanction of amalgamation with Wipro Limited, the Transferee Company.

b.

That pursuant to the orders of this Hon’ble Tribunal 11.12.2018, the Official Liquidator engaged one of his panel Chartered Accountant, Mis Guru & Jana, having office at #41, Patalamma Temple Street, Basavanagudi, Bengaluru – 560 004 for scrutiny of the books of accounts and records of above Transferor Company No.4.

c.

That Mis Guru & Jana, Chartered Accountants, have submitted their report dates 11.01.2019 on the affairs of the Transferor Company wherein inter alia it has been furnished regarding the ‘Details of Outstanding Income Tax demands as on date’ submitted under the subhead Income Tax in para 9.1 of their report

Name of statute	Nature of dues	Amount involved (in Rs.)	Amount unpaid (in Rs.)	Period which the amount relates	Forum where dispute is pending	Pending/disposed
Income Tax Act, 1961	Income Tax*	360,840	360,840	FY 2013-14	Income Tax Officer	Pending
Income Tax Act, 1961	Income Tax**	5,340	5,340	FY 2014-15	Income Tax Officer	Pending

*	The Company has filed rectification request u/s 154 of the Income Tax Act 1961 on 11th January 2017 against which company is awaiting the response from the IT Department.

**	The Company has filed rectification request u/s 154 of the Income Tax Act 1961 on 27th January 2017 against which company is awaiting the response from the IT Department.

The transferor company may be directed to offer its comments on the above observations of the Chartered Accountant before this Tribunal.

d.	That M/s Guru & Jana, the firm of Chartered Accountants concluded the report as follows:

CP(CAA)NO.61/BB/2018

I. We have obtained all the information and explanation, which to the best of the knowledge and belief were necessary for the purpose of scrutiny of books and papers of Transferee Company.

II. In our opinion proper books of accounts, documents, statutory registers, minutes and other related records as required by the law have been kept by the company so far it appears from our examination.

III. On scrutiny of books of accounts, papers, statutory registers and other related records of the Company we are of the opinion that the affairs of the company have not been conducted in a manner prejudicial o the interest of the members or public interest as per section 232 of the Companies Act 2013.

e.	That the Official Liquidator prays this Hon’ble Tribunal that suitable order/orders may be passed on the merits of the case subject to objection, if any, by other sectoral regulators.

16.	The Authorised Representative of the Transferee Company has filed an Affidavit with Undertaking dated 17.01.2019 in response to the observations of the Official Liquidator as follows:

i.

As per Clause 6 of the Scheme of Amalgamation (Scheme) of Wipro Technologies Austria GmbH, Wipro Information Technology Austria GmbH, NewLogic Technologies SARL, and Appirio India Cloud Solutions Private Limited (Transferor Companies) with Wipro Limited (Transferee Company), ‘if any suit, appeal or other proceedings of whatever nature by or against the Transferor Companies are pending, including those arising on account of taxation laws and other allied laws, the same shall not abate or be discontinued or in any way be prejudicially affected by reason of the amalgamation or by anything contained in this Scheme, but the said suit, appeal by reason of the amalgamation or by anything contained in this Scheme, but the said suit, appeal or other proceedings may be continued, prosecuted and enforced by or against the Transferee Company, in the same manner and to the same extent as it would or might have been continued, prosecuted and enforced by or against the Transferor Companies, as if this Scheme had not been made.’

CP(CAA)NO.61/BB/2018

ii.

In connection with the following demands made by the Income Tax Department on Appirio India Cloud Solutions Private Limited (Transferor Company No.4), the said Company has filed applications for rectification u/s 154 of the Income Tax Act, 1961 on 11th January 2017 and 27th January 2017 respectively, towards which response is awaited from Income Tax Department.

Name of statute	Nature of dues	Amount involved (in Rs.)	Amount unpaid (in Rs.)	Period which the amount relates
Income Tax Act, 1961	Income Tax	360,840	360,840	FY 2013-14
Income Tax Act, 1961	Interest on Income Tax	5,340	5,340	FY 2014-15

iii.

The Transferor Company No.4 is of the view that it is not liable to pay any amounts under the aforesaid matters. Post approval of the Scheme, if it is determined by a final authority of competent jurisdiction that the Transferor Company No.4 is liable to pay the aforesaid tax amounts, the Transferee Company undertakes to pay the same.

17.	The standing Counsel for Income Tax Department has filed Memo/objection to the proposed amalgamation dated 18.01.2019 stating as follows:

a)

That the Assessing Officer has expressed no objection for the proposed amalgamation. The instructions provided by the Assessing Officer vide letter dated 07/12/2018 are: “No objection is raised in the petition before the NCLT merger of various subsidiaries (M/s Wipro Technologies GMBH, M/s Wipro Information .Technology Austria GMBH, M/s New Logic Technologies SARL, M/s. Apprio India Cloud Solutions Private Limited) of M/s Wipro Ltd with M/s Wipro Ltd. However, the successor company should give an undertaking that it will not raise any technical issues relating to the merger process, the taxability of the merging entity, in future on any income tax proceedings in the case of the merging entities.”

b)

The Hon’ble Gujarat High Court in the case of Vodafone Gujarat Essar Ltd 353 ITR 222 confirmed by Supreme Court 373 ITR 525 has clearly held that while granting the scheme of amalgamation, the interest of the Income Tax Department needs to be protected against any technical objections to be raised to avoid payment of tax on scheme being granted. The Hon’ble Gujarat High Court has observed at Para 68 as under:

CP(CAA)NO.61/BB/2018

“Consequently, sanction is hereby granted to the scheme of arrangement under section 391 and 394 of the Companies Act 1956 while protecting the right of the Income Tax Department to recover the dues in accordance with law irrespective of the sanction of the scheme. However, while sanctioning the scheme it is observed that the said sanction shall not defeat the right of the Income Tax Department to take appropriate recourse for recovering the existing or previous liability of the transferor company and transferor company is directed not to raise any issue regarding maintainability of such proceedings in respect of assets sought to be transferred under the proposed scheme and the same shall bind to transferor company and transferee companies. The pending proceedings against the transferor company shall not be affected in view of sanction given to the scheme by this court. In short, the right of the Income Tax Department is intact to take out appropriate proceeding regarding recovery of any tax from the transferor or transferee company as the case may be and pending cases before .the tribunal shall not be affected in view of the sanction of the scheme.”

18.	The Authorised Representative of the Transferee Company has filed an Affidavit with Undertaking dated 22.01.2019 in response to the observations of the Income Tax Department, undertaking as follows:

a.

Any pending tax proceedings against the transferor Companies may be continued, prosecuted and enforced against and in the name of the Transferee Company post approval of the Scheme by the Hon’ble Tribunal.

b.	The Transferee Company shall not raise any technical objections arising from the Scheme relating to any assessments and income tax proceedings against the Transferor Companies.

c.	Any existing proceedings by the Income Tax Department against the Transferor Companies shall not be affected in view of sanction of the scheme by the Tribunal.

d.

Post approval of the Scheme, if it is determined by a final authority of competent jurisdiction that the Transferor Companies are liable to pay any tax amounts, the Transferee Company undertakes to pay the same.

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19.

The authorised representative of the Transferee Company has filed a compliance affidavit dated 10th December 2018 wherein the proof of paper publication and service of notice to sectoral authorities was given in addition to the following averments:

i)

That Wipro Limited has received the “No Objection” from the Reserve Bank of India vide its letter dated 14th November 2018 for the proposed merger of Wipro Technologies Austria GmbH and Wipro Information Technology Austria GmbH and NewLogic Technologies SARL and Appirio India Cloud Solutions Private Limited with Wipro Limited. The Transferee Company undertakes to comply with the requirements of Regulation 16 of Foreign Exchange Management (Transfer or Issue of Any Foreign Security) Regulations, 2004 (Notification No. FEMA 120/RB-2004 dated July 7, 2004) and make the necessary reporting to RBI upon receipt of approval of the Hon’ble Tribunal to the Scheme of Amalgamation.

ii)

Regulation 37(6) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI circular bearing No. CFD/DIL3/CIR/2017/21 dated 10th March 2017, exempts a listed company from requirement of obtaining No-objection certificate from the stock exchanges in case of merger of wholly owned subsidiaries. An extract of the regulation 37(6) of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 states “Nothing contained in this regulation shall apply to draft schemes which solely provide for merger of a wholly owned subsidiary with its holding company: Provided that such draft schemes shall be filed with the stock exchanges for the purpose of disclosures.”

As all the transferor Companies are wholly owned subsidiaries of Wipro Limited, the requirement of obtaining ‘‘No-objection certificate” from BSE Limited and National Stock Exchange of India Limited does not apply. Further, in compliance with the requirement under Regulation 37(6) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Transferee Company has filed the scheme of amalgamation with BSE Limited and National Stock Exchange of India Limited for the purpose of disclosure vide letter dated May 7, 2018.

iii)

Vide letter bearing No. NCLT/NF/50/2593 dated 28th November 2018, the Competition Commission of India (CCI) has stated that the Company file an undertaking with the Hon’ble Tribunal confirming that CCI approval is not required

CP(CAA)NO.61/BB/2018

for the Scheme of Amalgamation. The Transferee Company undertakes and confirms that as per regulation 4 of the Competition Commission of India (Procedure in regard to the transaction of business relating to combinations) Regulations, 2011, read with sub-para (9) of Schedule I thereto, merger of wholly owned subsidiary with its parent company is exempt from the requirement of obtaining approval of the CCI. An extract of the said regulations reads as “(9)A merger or amalgamation of two enterprises where one of the enterprises has more than fifty per cent (50%) shares or voting rights of the other enterprise, and/or merger or amalgamation of enterprises in which more than fifty per cent (50%) shares or voting rights in each of such enterprises are held by enterprise(s) within the same group: Provided that the transaction does not result in transfer of joint control to sole control.”

The entire share capital of Transferor Companies is held by Wipro Limited and accordingly, the Transferee Company undertakes and confirms that the present scheme of amalgamation does not require the approval of CCI.

iv)

Wipro Technologies Austria GmbH, Wirpo Information Technology Austria GmbH and NewLogic Technologies SARL, being foreign companies governed by the respective laws of Austria and France, are in compliance with the provision of applicable laws in connection with the merger and they will undertake necessary steps that need to be taken after receipt of approval of the Hon’ble Tribunal to the Scheme of Amalgamation for completion of the merger under applicable laws.

v)

The entire share capital of the Transferor Companies is held by Wipro Limited and the Transferor Companies are wholly owned subsidiaries. Accordingly, upon the scheme becoming effective, no shares of the Transferee Company shall be allotted in lieu or exchange of the shares of the Transferor Companies. Hence, there will not be any share consideration for this amalgamation and the entire share capital of the Transferor Companies shall be cancelled and extinguished. Since there is no change in the shareholding pattern of the Transferee Company pursuant to the Scheme of amalgamation, there is no need to obtain a valuation report.

20.	The Authorised Representative of the Transferee Company has filed an Affidavit with Undertaking dated 05.02.2019 stating as follows:

a.

With regard to demand of Rs.360,840/- for the financial year 2013-14, the Income Tax Department has adjusted an amount of Rs.249,510/- from the refunds due to the Transferor Company No.4. Further, the Transferor Company No.4 has paid the balance amount of Rs.111,330/- to the Income Tax department vide reference no. 01890GCTRE1.

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b.

With regard to the demand of Rs.5,340/- for the financial year FY 2014-15, the Income Tax department has dropped the same based on the application for rectification under section 154 of the Income Tax Act, 1961 filed by the Transferor Company No.4.

c.	Therefore, the.Income Tax demands on Transferor Company No.4 have been satisfied in full and the said matter stands closed.

d.

Subsequent to the scheme coming into effect, if it is determined by a final authority of competent jurisdiction that the Transferor Company No.4 is liable to pay any further tax amounts, the Transferee Company undertakes to pay the same.

21.	The Authorised Representative of the Transferee Company has filed a Compliance Affidavit dated 07.03.2019 stating as follows:

i.

There are no Income Tax dues payable with regard to the Transferor Company No.1,2& 3. Subsequent to the Scheme coming into effect, if there is any income tax demand raised and it is determined by a final authority of competent jurisdiction that the Transferor Company No.1,2& 3, as the case may be, is liable to pay such income tax amounts, the Transferee Company undertakes to pay the same.

ii.

The requirement of obtaining “No-Objection certificate” from BSE Limited and National Stock Exchange of India Limited does not apply and an affidavit enclosing the relevant regulations in this regard was filed with the Hon’ble National Company Law Tribunal on 11th December 2018. The relevant paragraph in the said affidavit is reproduced and reiterated below:

Regulation 37(6) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI circular bearing No. CFD/DIL3/CIR/2017/21 dated 10th March 2017, exempts a listed company from requirement of obtaining No-objection certificate from the stock exchanges in case of merger of wholly owned subsidiaries. An extract of the regulation 37(6) of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 is reproduced below for reference:

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“ Nothing contained in this regulation shall apply to draft schemes which solely provide for merger of a wholly owned subsidiary with its holding company: Provided that such draft schemes shall be filed with the stock exchanges for the purpose of disclosures.”

As all the transferor Companies are wholly owned subsidiaries of Wipro Limited, the requirement of obtaining “No-objection certificate” from BSE Limited and National Stock Exchange of India Limited does not apply. Further, in compliance with the requirement under Regulation 37(6) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Transferee Company has filed the scheme of amalgamation with BSE Limited and National Stock Exchange of India Limited for the purpose of disclosure vide letter dated May 7, 2018.

iii.

The Transferor Company No.1, 2 & 3, being foreign companies governed by the respective laws of Austria and France, have complied with the relevant requirements as per their respective local laws in connection with the Scheme. Upon receipt of order of the approval of the Scheme, the Transferor Company No.l, 2 & 3 will undertake the necessary final steps for completion of the merger under the applicable laws.

22.

After hearing the Counsel for the Petitioner Companies and considering the materials on record the Scheme appears to be fair, reasonable and is not detrimental against the Members or Creditors or contrary to public policy and the same can be approved subject to terms and conditions mentioned hereunder. THIS TRIBUNAL DO FURTHER ORDER as follows:

1)

While Approving the Scheme, we make clear that this order should not be construed as an order in any way granting exemption from payment of Stamp Duty, taxes or any other charges, if any, and payment in accordance with law or in respect to any permission/compliance with any other requirement which may be specially required under any law for the time being in force including the approval of Reserve Bank of India, Securities Exchange Board of India, National Stock Exchange and Bombay Stock Exchange and any other regulatory applicable authorities including those under Indian, Austrian, French, European Union, and other international legal regimen;

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2)

This order only pertains to the approval of the Scheme based on the material placed on record by the Petitioners and representations made by the RBI, Registrar of Companies, Regional Directorate of Ministry of Corporate Affairs, Income Tax Department and will not come in the way of any appropriate authority to take appropriate action(s) in accordance with Indian, Austrian, French, European Union, or international law, for any other violations/non-compliance/offences, if any, committed by the Company prior to or during or after the implementation of the Scheme of Amalgamation.

3)

The Whole of the property, rights and powers of Transferor Companies be transferred without further act or deed to the Transferee Company and accordingly the same shall pursuant to Section 232 of the Companies Act, 2013, be transferred to and vest in the Transferee Company for all the state and interest of the Transferor Company therein but subject nevertheless to all charges now affecting the same; and

4)

All liabilities including taxes and charges, if any and duties of the Transferor Companies be transferred without further act or deed to the Transferee Company and accordingly the same shall pursuant to section 232 of the Companies Act, 2013, be transferred to and become the liabilities and duties of the Transferee Companywithout in any way obstructing compliance of depositing outstanding tax dues, if any; and

5)

While approving the Scheme, we make clear that this order should not be construed as an order in any way granting exemption from payment of Stamp Duty, taxes or any other charges, if any, and payment in accordance with law or in respect to any permission/compliance with any other requirement which may be specially required under any law; and

6)	All proceedings now pending by or against the Transferor Companies, if any, be continued by or against the Transferee Company; and

7)	All employees of the Transferor Company will become employees of the Petitioner/Transferee Company without any break or interruption of service.

8)	The tax implications, if any arising out of the scheme is subject to final decision of concerned Tax Authorities and the decision of the respective Tax Authority shall be binding.

9)

This sanction under the provisions of Companies Act, 2013 and allied rules is subject to the compliance of the following by the Transferee Company and concurrent responsibility on the authorised signatories of the Transferee Company and will furnish Chartered Accountant/Company Secretary certificate for compliance of followings to Registrar of Companies, Karnataka along with affidavit from Director of Transferee Company:

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i)

Ensure that the implementation of the Scheme shall be in compliance with foreign exchange laws, cross border merger laws including Foreign Exchange Management Act, 1991, legislations, rules, regulations, notifications and circulars issued by the Reserve Bank of India and Department of Industrial Promotion and Policy. The Company is further directed specifically to ensure compliance with regulation 16 of FEMA 120 dated July 7, 2004, as amended from time to time read with A.P (Dir series) Cir No. 73dated June 29, 2011 (except Regulation 16 (v)/ Para 2 (v) of the Regulation/Circular ibid).

ii)

Transferee Company shall comply with the section 232(3) (i) of the Companies Act, 2013 and Transferee Company has to pay the differential fee if any after setting off the fee already paid by the Transferor Companies on its authorised capital.

iii)	Compliance in respect of related party transaction and CSR shall be ensured.

iv)

Furnishing of Compliance certificate of regulatory requirement of respective jurisdictions in respect of Transferor Company No. 1 and Transferor Company No.2 having its registered office at Austria and Transferor Company No.3 having registered office in France.

v)

Payment of Rs.12,52,020/- (Rupees Twelve Lakhs Fifty Two Thousand and Twenty Rupees only) to Income Tax Department even under protest in accordance of with Para 12.7 of Chartered Accountants report submitted vide O.L.R No. 10/2019 dated 14.1.2019.

vi)

Confirmation certificate that the Transferee Company has complied with all the relevant provisions and regulations of SEBI, NSE, BSE and any other stock exchange where the shares of the Transferee Company are listed.

10)

The Petitioner Companies shall within thirty days of the date of the receipt of this order cause a certified copy of this order along with a copy of scheme of Arrangement to be delivered to the Registrar of Companies as per applicable Rules and regulations.

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11)	The Appointed Date will be 01st April, 2018 as given in the Scheme of Amalgamation.

12)

The Transferee Company should ensure compliance of itsaffidavits dated 10th December 2018, 17th January 2019, 22nd January 2019, 05th February 2019, and 07th March 2019; and will submit Quarterly/Annual Status of compliances through an Affidavit by Managing Director/Director of the Company along with CA/ICWA/CS Certificate till the compliance is ensured.

13)

The Registrar of Companies, Karnataka shall ensure that the stamp duty as fixed by the Inspector General of Registration and Commissioner of Stamps is paid within stipulated time under relevant provisions of law; and

14)

The Transferor Companies or its authorised signatory is directed that after the completion of the process of amalgamation to handover the possession of the books of accounts and other relevant documents to the Transferee Company for the purpose of Section 239 of the Companies Act, 2013.

15)	Any person aggrieved by this Order, shall be at the liberty to apply to the Tribunal in the above matter for any directions that may be necessary.